 THIS IS A CONFIRMING ELECTRONIC FILE COPY ORIGINALLY FILED ON FEBRUARY 14,1994

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)*


                            Publix Super Markets, Inc.
          ----------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $1.00 Per Share
          ----------------------------------------------------------
                         (Title of Class of Securities)


                                      None
          ----------------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP No. None                                                 Page 2 of 4 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Publix Super Markets, Inc. Employee Stock Ownership Plan


2        Check the Appropriate Box if A Member of a Group*

                                                                          (a)[ ]

                                                                          (b)[x]

3        SEC Use Only




4        Citizenship or Place of Organization

         Employee Benefit Plan (Florida)


Number of
Shares                       5    Sole Voting Power                 0
Beneficially
Owned By                     6    Shared Voting Power               28,026,066
Each
Reporting                    7    Sole Dispositive Power            0
Person
With                         8    Shared Dispositive Power          28,026,066


9        Aggregate Amount Beneficially Owned by Each Reporting Person

         28,026,066


10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*




11       Percent of Class Represented by Amount in Row 9

         11.87%


12       Type of Reporting Person*

         EP

Continuation of Schedule 13G                      Page 3 of 4 Pages


This statement is the first amendment to a statement on Schedule 13G filed with the Securities and Exchange Commission on February 10, 1993 by William H. Vass as Trustee of the Publix Super Markets, Inc. Employee Stock Ownership Trust.

The undersigned hereby amends Items 4 of the initial statement by adding the following information.


Item 4.  Ownership

As of December 31, 1993, the ESOP was the "beneficial owner", as that term is defined under Rule 13d-3 under the Securities Act of 1934, of a total of 28,026,066 shares of the Company's common stock or approximately 11.87% of the total outstanding shares of the Company's common stock.

Changes that have occurred since the filing of the initial statement in the total number of shares of common stock on deposit in the Publix Super Markets, Inc. Employee Stock Ownership Trust are reflected in Schedule 1, attached hereto. All such changes have been in accordance with the terms of the ESOP Trust.

Continuation of Schedule 13G                      Page 4 of 4 Pages


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief of the ESOP, the ESOP hereby certifies that the information set forth in this Schedule is true, complete and correct and that the ESOP has caused this Schedule to be signed on its behalf by the undersigned Trustee, thereunto duly authorized.


                                        PUBLIX SUPER MARKETS, INC.
                                        EMPLOYEE STOCK OWNERSHIP PLAN



                                        /s/ William H. Vass
                                        ------------------------
                                        William H. Vass, Trustee



Date:  February 4, 1994

                   THIS IS A CONFIRMING ELECTRONIC FILE COPY


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. ______)*


                            Publix Super Markets, Inc.
          ----------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $1.00 Per Share
          ----------------------------------------------------------
                         (Title of Class of Securities)


                                      None
          ----------------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP No. None                                            Page 2 of 6 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Publix Super Markets, Inc. Employee Stock Ownership Plan


2        Check the Appropriate Box if A Member of a Group*

                                                                          (a)[ ]

                                                                          (b)[x]

3        SEC Use Only




4        Citizenship or Place of Organization

         Employee Benefit Plan (Florida)


Number of
Shares                       5    Sole Voting Power                 2,880
Beneficially
Owned By                     6    Shared Voting Power               25,815,300
Each
Reporting                    7    Sole Dispositive Power            2,880
Person
With                         8    Shared Dispositive Power          25,815,300


9        Aggregate Amount Beneficially Owned by Each Reporting Person

         25,818,180


10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*




11       Percent of Class Represented by Amount in Row 9

         10.85%


12       Type of Reporting Person*

         EP

Continuation of Schedule 13G                      Page 3 of 6 Pages


Item 1.  Issuer.

Publix Super Markets, Inc. (the "Company"), a Florida corporation with its principal place of business at 1936 George Jenkins Boulevard, Lakeland, Florida 33801, is the issuer of the securities for which this Schedule 13G is being filed.


Item 2.  Filing Person and Information Regarding Securities.

The Publix Super Markets, Inc. Employee Stock Ownership Plan (the "ESOP"), an employee benefit plan maintained for the exclusive benefit of the employees of the Company, with its principal place of business at 1936 George Jenkins Boulevard, Lakeland, Florida 33801, is the person on whose behalf this Schedule 13G is being filed.

Information called for by Item 2(d) and Item 2(e) of this Schedule is set forth on the cover page of this Schedule.


Item 3.  Status of Filing Person.

The ESOP and the related Publix Super Markets, Inc. Employee Stock Ownership Trust (the "Trust"), which is a part of the ESOP, constitute an employee benefit plan designed to invest primarily in the Company's common stock. The ESOP and the Trust are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.


Item 4.  Ownership.

As of December 31, 1992, the ESOP was the "beneficial owner," as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, of a total of 25,818,180 shares of the Company's common stock or approximately 10.85% of the total outstanding shares of the Company's common stock.

Information appearing on page two of this Schedule indicates the number of shares over which the ESOP exercises voting and investment power and the extent of such investment and voting power. For information concerning the exercise of voting and investment power in respect of shares of the Company's common stock held in the ESOP, see "Item 6. Ownership of Five Percent or More on Behalf of Another Person."


Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Continuation of Schedule 13G                      Page 4 of 6 Pages


Item 6.  Ownership of More Than Five Percent on Behalf of Another
         Person.

Under the terms of Trust, the trustee under the Trust (the "Trustee") exercises voting and investment power over the number of shares held by the ESOP as indicated on page two of this Schedule. Currently, the Trustee is William H. Vass, Vice President Finance and a director of the Company.

Shares of the Company's common stock held by the ESOP allocated to participating employees' accounts are voted by the Trustee in accordance with instructions received from such participating employees. Shares held by the ESOP allocated to participating employees' accounts are not voted if no such instructions are received. Shares held by the ESOP that are not allocated to any participating employee's account are voted by the Trustee in his sole discretion.

Under the terms of the ESOP and the Trust, the Trustee exercises sole investment power over shares of the Company's common stock held by the ESOP that are not allocated to any participating employee's account. In addition, the Trustee is generally empowered to acquire shares of the Company's common stock in negotiated transactions with the Company or its stockholders, or in the open market. In most cases, distributions of shares of the Company's common stock to participants under the Plan is controlled by the terms of the Plan and the Trust, and the Trustee has limited discretion to affect such activities. In certain circumstances, the terms of the ESOP and the Trust empower the Trustee to sell shares of the Company's common stock held by the ESOP.

Participating employees will have investment power over shares allocated to their accounts in the case of a tender offer, exchange offer or other similar transaction. In that event, the Trustee would solicit each participant to obtain instructions as to how the Trustee should respond to the offer in respect of shares of the Company's common stock allocated to the participant's account. The Trustee will have no investment power with respect to shares of the Company's common stock allocated to participants' accounts for which no participant instructions are received.

By virtue of the foregoing provisions of the ESOP and the Trust, the ESOP is considered to have shared investment power in respect of all shares of the Company's common stock allocated to participants' accounts and sole investment power in respect of all shares that are not allocated to any participant's account.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
         Holding Company.

Not Applicable.

Continuation of Schedule 13G                      Page 5 of 6 Pages


Item 8.  Identification and Classification of Members of the Group.

Not Applicable.


Item 9.  Notice of Dissolution of Group.

Not Applicable.


Item 10. Certification.

By causing this Schedule 13G to be executed on its behalf, the ESOP hereby certifies, to the best of its knowledge and belief, that the securities referred to above were acquired in the ordinary course of the ESOP's business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Company and were not acquired in connection with or as a participant in any transaction having such a purpose.

Continuation of Schedule 13G                      Page 6 of 6 Pages


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief of the ESOP, the ESOP hereby certifies that the information set forth in this Schedule is true, complete and correct and that the ESOP has caused this Schedule to be signed on its behalf by the undersigned Trustee, thereunto duly authorized.


                                        PUBLIX SUPER MARKETS, INC.
                                        EMPLOYEE STOCK OWNERSHIP PLAN



                                        By: /s/ William H. Vass
                                        ------------------------
                                        William H. Vass, Trustee



Date:  February 10, 1993